ORGENESIS INC.
21 Sparrow Circle, White Plains
New York 10605

March 7, 2014

VIA EDGAR & ELECTRONIC MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention:	Jeffrey P. Riedler
Assistant Director

Dear Sirs:

RE:	Orgenesis Inc. (the “Company”)
Registration Statement on Form S-1
Filed January 7, 2014
File No. 333-193218

The Company writes in response to your letter of January 16, 2014 to Dov Weinberg, Chief Financial Officer of the Company, with respect to the Registration Statement on Form S-1 (the “Form S-1”) filed by the Company on January 7, 2014. The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of January 16, 2014. We have enclosed a blackline, which shows the changes from the Form S-1.

General

1.	Please disclose the percentage of your outstanding securities represented by the shares registered for resale by Kodiak Capital Group LLC.

The Company has disclosed the percentage of its outstanding securities represented by the shares registered for resale by Kodiak Capital Group LLC on the cover page and pages 4 and 13.

2.

In view of the number of shares being registered for resale by Kodiak Capital Group LLC, it appears that the resale of these shares constitutes a primary offering that can only proceed on an at-the-market basis under Rule 415(a)(4) if the company is eligible to conduct a primary offering on Form S-3. If this is not the case, you should amend or withdraw the registration statement, as may be applicable.

The Company has amended its Form S-1 to register 9,703,436 shares of its common stock. The Company has calculated its public float and the number of shares it may register as follows:

Number of Shares
Current issued and outstanding	53,147,276
Shares held by affiliates	22,047,420
Public float	31,099,856

Maximum number of shares to be registered	10,356,252

Shares registered to ATMI including warrants	3,053,436
Commitment shares registered to Kodiak	250,000
Shares pursuant to Investment Agreement	7,000,000
Total:	10,303,436

The Company’s officers and directors do not hold any shares of common stock of the Company and have been granted options to purchase shares of common stock. The Company’s shares held by affiliates are the shares held by Oded Shvartz and the shares that he has an option to purchase held by Gilbert A Cuison and Jerome P Golez.

Selling Stockholders, page 13

3.	Please provide addresses and identify the natural persons with voting or investment control over the securities held for resale by the selling shareholders.

The Company has provided the addresses and identity of the natural persons with voting or investment control over the securities held for resale by the selling shareholders on page 14.

Plan of Distribution, page 15

4.	Please clarify in the sentence following the bullet on page 16 that Kodiak Capital Group LLC, as the purchaser under the Investment Agreement, may not sell the securities pursuant to Rule 144.

The Company has revised the disclosure in the Form S-1 on page 16 to clarify that only ATMI BVBA may sell their securities pursuant to Rule 144.

Financial Statements, page 41

5.	Please update your registration statement to include year-end audited financial statements and related disclosures.

The Company has included its year-end audited financial statements and related disclosures in the Form S-1.

Executive Compensation, page 93

6.	Please update your registration statement to provide 2013 executive compensation information.

The Company has updated the disclosure in the Form S-1 starting on page 35.

Exhibits, page 108

7.	Please file or incorporate by reference your investment agreement with Kodiak Capital Group LLC as an exhibit to this registration statement.

The Company has incorporated by references its investment agreement with Kodiak Capital Group LLC as an exhibit to the registration statement.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments with respect to our response. Should you have any questions, please do not hesitate to contact our legal counsel, Victor Dudas, at (604) 891-7786.

Yours truly,

ORGENESIS INC.

/s/ Dov Weinberg
Dov Weinberg
Chief Financial Officer